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                                  ICHARGEIT, INC.

                               SALES AGENCY AGREEMENT

     THIS SALES AGENCY AGREEMENT (Agreement) is entered into effect as of the 11th day of March, 1999, by and between Massiano de Milano, a Delaware corporation (Principal) and iChargeit, Inc., a Nevada corporation (Agent).

In consideration of the mutual terms, conditions and covenants hereinafter set forth, Principal and Agent agree as follows:

1.   A)   Principal appoints Agent as an authorized Internet sales
          representative to sell the products of the Principal as listed in the attached Schedule A.

     B)   Principal agrees to pay Agent $140 per month for site maintenance.

     C) Principal agrees to afford the Agent the right to purchase 500,000 shares of Principal's publicly traded stock for .001 cents per share if the stock is trading at $1.00 or more per share and if the publicly traded stock is trading for less than $1.00 per share than Agent may purchase the stock for .0001 cents per share, in exchange for provision by the Agent of e-commerce enabled storefront to be a featured store in the iChargeit.com cybermall. Principal will also be included in the homepage rotation of featured products. Said rotation is to be determined exclusively by Agent.

     D) Principal agrees to allow Agent to publicly disseminate information regarding Principal's presence in the cybermall.

2. Agent accepts the appointment and agrees to promote, market and sell the products or services of the Principal at the prices set forth in Schedule A. Said prices have been set by Principal and marked up by Agent.

3. The parties agree that the list of products, services and/or prices may be amended from time to time. Principal or Agent may unilaterally remove products from the list or change prices. Additions to the product list shall be by mutual Agreement.

4. Principal shall furnish to Agent, in advance, sales materials for the products listed on Schedule A and shall keep material up to date. Principal agrees to provide a minimum of products on hand or else the shopping cart will cease to function so that sale will cease.

5. Agent shall use it's best efforts to promote, market and sell the products of Schedule A, devote such time and attention as may be reasonably necessary. Agent shall design end maintain a web page for the Principal, which shall be utilized for the Internet sales. Ownership and control of the web page is solely that of the Agent.

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6.        Agent shall obtain, at its own expense, all necessary licenses and permits to allow Agent to conduct business as contemplated herein. Agent represents and warrants that Agent shall conduct business in strict conformity with all local, state and federal laws, rule and regulations.

7. Principal agrees that Agent may employ representatives in furtherance of this Agreement. Agent agrees that Agent shall be solely responsible for the payment of wages or commissions to those representatives and that under no circumstances shall Agent's representatives be deemed employees of the Principal for any purpose whatsoever.

8. This Agreement shall be for a period of two years unless sooner terminated by either party upon sixty (60) days written notice, without cause. Agent is not responsible for refunding any fees or costs if Principal terminates the Agreement.

9. Agent is an independent contractor and nothing contained in this Agreement shall be deemed or interpreted to constitute the Agent as a partner or employee of the Principal. Nor shall either party have any authority to bind the other party in any respect. It being understood and agreed that all orders submitted by Agent are subject to acceptance by Principal in its sole discretion.

10. Principal is solely responsible for merchantability and safety of the product(s) or services being sold. Principal is solely responsible for all representations and warrantees concerning the products or services. If the product or service is defective, or causes injuries, losses or harm, Principal agrees to indemnify and defend Agent, its officers, its principals and its employees for all claims related to the products or services. Principal agrees to maintain a contract of insurance to protect against such claims and agrees to name Agent as an insured on the policy.

11. There is potential that the Year 2000 (A.K.A. Y2K) problems may cause malfunctions with the Internet. Agent is not responsible for any Y2K problems or down time. Agent is not responsible for any business related losses caused by Y2K problems.

12. Principal is responsible for all representations made on the web site regarding Principal's products or services. Principal is responsible for confirming the accuracy of all representations on the web site including prices or price changes.

13. The amount of text and artwork devoted to the web page is not infinite, nor are changes to the web page. Schedule B sets forth the amount of space given to Principal and the number of changes allowable.

14. It is agreed between the parties that there are no other Agreements or understandings between them relating to the subject matter of this Agreement. This Agreement supersedes all prior Agreements, oral or written, between the parties and is intended as a complete and exclusive statement of the Agreement between the parties. No change or modification of this Agreement shall be valid unless the same is in writing and signed by the parties.

15. This Agreement shall not be assigned by Agent or Principal without the prior written consent of the other.

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16.       All notices required or permitted to be given hereunder shall be in writing and may be delivered personally or by Certified Mail Return Receipt Requested, postage prepaid, addressed to the party's last known address.

17. This Agreement shall be construed in accordance with and governed by the laws of the State of Nevada.

18. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and assigns where permitted in this Agreement.

19. If any one or more of the provisions contained in this Agreement for any reason are held invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any provisions thereof and this Agreement will be construed as if such invalid, illegal or unenforceable provisions had never been contained herein.

IN WITNESS WHEREOF, the parties hereto have caused this AGREEMENT to be executed effective under proper authority as of the date and year first above written.

         /s/ (illegible)                                                3/11/99
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Principal/ Massiano de Milano                                       Date

        /s/ Jesse Cohen                                                 3/11/99
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iChargeit, Inc.                                                     Date
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